Exhibit E.



RSM US LLP

310 Broadway Ave S
Suite 300
Rochester, MN 55904

T +1 507 288 6476
F +1 507 288 5448

www.rsmus.com

August 15, 2018

Mr. Greg Miller
The Greg Miller Project, LLC
5289 Country Creek Court SE
Rochester, MN 55904

Dear Mr. Miller:

In accordance with your request, we are attaching the accompanying PDF file, which contains an electronic final version of the financial statements of The Greg Miller Project, LLC (a development stage company) as of June 30, 2018. We understand that your request for the electronic copy has been made as a matter of convenience. You understand that electronic transmissions are not entirely secure and that it is possible for confidential financial information to be intercepted by others.

These financial statements and our report on them are not to be modified in any manner. This final version supersedes all prior drafts. Any preliminary draft version of the financial statements previously provided to you in an electronic format should be deleted from your computer, and all printed copies of any superseded preliminary draft versions should likewise be destroyed.

Professional standards and our firm policies require that we perform certain additional procedures whenever our reports are included, or we are named as accountants, auditors or "experts," in a document used in a public or private offering of equity or debt securities. Accordingly, as provided for and agreed to in the terms of our arrangement letter, The Greg Miller Project, LLC (a development stage company) will not include our reports, or otherwise make reference to us, in any public or private securities offering without first obtaining our consent. Any request to consent is also a matter for which separate arrangements will be necessary. After obtaining our consent, The Greg Miller Project, LLC (a development stage company) also agrees to provide us with printer's proofs or masters of such offering documents for our review and approval before printing, and with a copy of the final reproduced material for our approval before it is distributed. In the event our relationship has been terminated when The Greg Miller Project, LLC (a development stage company) seeks such consent, we will be under no obligation to grant such consent or approval.

Thank you for the opportunity to serve you.

Sincerely,

Chad Anderson

Chad Anderson, Partner
+1 507 226 0403

wpd
Attachment

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The Greg Miller Project, LLC (A Development Stage Company)

Financial Report (Reviewed)
June 30, 2018

Contents



RSM

RSM US LLP

Independent Accountant's Review Report

To the Member
The Greg Miller Project, LLC

We have reviewed the accompanying financial statements of The Greg Miller Project, LLC (a development stage company), which comprise the balance sheet as of June 30, 2018, the related statements of operations, changes in member's equity, and cash flows for the period from the date of inception, November 17, 2017, to June 30, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

RSM US LLP

Rochester, Minnesota
August 15, 2018

1

The Greg Miller Project, LLC
(A Development Stage Company)

Balance Sheet
June 30, 2018
See Independent Accountant's Review Report

Assets		
Deferred offering costs	$	16,795
Construction in progress		1,700
Total assets	$	18,495
Liabilities and Member's Equity (Deficit)		
Current liabilities:		
Accounts payable	$	24,941
Commitment (Note 3)		
Member's equity (deficit):		
Class A Units, 500,000 units outstanding		-
Deficit accumulated during development stage		(6,446)
Total member's equity (deficit)		(6,446)
Total liabilities and member's equity (deficit)	$	18,495

See notes to financial statements.

The Greg Miller Project, LLC
(A Development Stage Company)

Statement of Operations
Period From Inception (November 17, 2017) to June 30, 2018
See Independent Accountant's Review Report

Net sales	$	-
General and administrative expenses		6,446
	$	(6,446)

The Greg Miller Project, LLC
(A Development Stage Company)

Statement of Member's Equity
For the Period From Inception (November 17, 2017) to June 30, 2018
See Independent Accountant's Review Report

| | Class A Units | | Deficit Accumulated During Development | | |
	Units	Amounts	Stage		Total
Balance, November 17, 2017, inception	-	$ -	$ -	$	-
Class A units issued to founding member	500,000	-	-		-
Net loss	-	-	(6,446)		(6,446)
Balance, June 30, 2018	500,000	$ -	$ (6,446)	$	(6,446)

The Greg Miller Project, LLC
(A Development Stage Company)

Statement of Cash Flows
For the Period From Inception (November 17, 2017) to June 30, 2018
See Independent Accountant's Review Report

Cash flows from operating activities:		
Net loss	$	(6,446)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Accounts payable		6,446
Net cash used in operating activities		-
Net change in cash		-
Cash at beginning of period		-
Cash at end of period	$	-
Supplemental schedule of noncash investing and financing activities:		
Construction in progress included in accounts payable	$	1,700
Deferred offering costs included in accounts payable	$	16,795

See notes to financial statements.

Note 1.   Summary of Significant Accounting Policies

Nature of operations: The Greg Miller Project, LLC (a development stage company) (a Minnesota Limited Liability Company and the Company) was organized with the intentions of operating and providing services and products related to a live theater, including, but not limited to, producing live theater shows, and providing singing, acting, dancing and production design classes. The Company will serve wine, beer and food with live theater shows in Rochester, Minnesota. As of June 30, 2018, the Company is in the development stage with its efforts being principally devoted to equity raising and organizational activities.

Use of estimates: Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Construction in progress: Construction in progress includes fees, architectural services related to development of a concept plan, CAD drawings and preliminary construction cost estimates.

Deferred offering costs: The Company defers the costs incurred to raise equity financing until that financing occurs. These costs are netted against the proceeds received at the time such equity financing occurs. If the financing does not occur, the deferred offering costs are expensed.

Income taxes: The Company is treated as a partnership for federal and state income tax purposes, and generally does not incur income taxes. Instead, its earnings and losses are included in the income tax returns of its member. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

Pending accounting pronouncements: In February 2016, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) No. 2016-02, *Leases (Topic 842)*. The guidance in this ASU supersedes the leasing guidance in Topic 840, Leases. Under the new guidance, lessees are required to recognize lease assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. We are currently evaluating the impact of our pending adoption of the new standard on our financial statements.

Subsequent events: The Company has considered subsequent events through August 15, 2018, the date the financial statements were available to be issued.

The Greg Miller Project, LLC
(A Development Stage Company)

Notes to Financial Statements
See Independent Accountant's Review Report

Note 2. Member's Equity

The Company was formed on November 17, 2017, to have a perpetual life. The membership interests of the Company are divided into four (4) series of units: (i) Class A Units, (ii) Class B Units, (iii) Class C Units and (iv) Class D Units. The Company has issued 500,000 Class A Units to its founding Member for services rendered. As of June 30, 2018, there were no Class B, C, or D Units outstanding. The units shall have the rights and preferences defined in the Company's operating agreement and set forth below.

Class A Units: Class A Units shall consist of both financial rights and governance rights. Class A Unit holders shall be the sole voting members. Only Class A Unit holders shall have governance rights and hold governance rights units. Class A Unit holders shall be entitled to allocations and distributions as provided in Article Six of the Company's operating agreement.

Class B Units: Class B Units shall consist of only financial rights. Class B Unit holders shall have no governance rights whatsoever, except as reserved in the Company's operating agreement. Class B Unit holders shall be entitled to allocations and distributions as provided in Article Six of the Company's operating agreement. Any time after January 1, 2024, Class B Unit holders shall have the right, at their option, to convert their Class B Units into Class A Units at the conversion rate of one-to-one (1:1), or at the conversion rate then in place.

Class C Units: Class C Units shall consist of only financial rights. Class C Unit holders shall have no governance rights whatsoever, except as reserved in the Company's operating agreement. Class C Unit holders shall be entitled to allocations and distributions as provided in Article Six in the Company's operating agreement.

Class D Units: Class D Units shall consist of only financial rights. Class D Unit holders shall have no governance rights whatsoever, except as reserved in the Company's operating agreement. Class D Unit holders shall be entitled to allocations and distributions as provided in Article Six in the Company's operating agreement. Class D Unit holders will not make Capital Contributions to the Company.

The Company is planning a Crowdfunding offering of Class B and Class C membership units to select subscribers under Regulation CF. The purchase price is $1 per unit. If an investor purchases 10,000 or more units, the Company will issue said investor Class B Units. The Company will issue Class C Units for any investment less than $10,000.

As specified in the Company's operating agreement, the Company is authorized to issue additional units as needed. The Company's membership units have certain transfer restrictions as specified in the operating agreement and pursuant to applicable tax and securities laws. Each unit represents a pro rata ownership interest in the Company's profits, losses and distributions, except for the Class D Units, which can receive a preferred distribution as defined in the operating agreement.

The Company's operating agreement outlines certain triggering events that would allow for the transfer of membership units. The Company will have the first option to purchase all membership units offered for sale after a triggering event has occurred and the seller has given notice to the Company. The purchase price and payment terms depend on the triggering event and are outlined under the operating agreement. In the event the Company does not exercise its option, then such membership units may be transferred to an assignee provided the terms of the operating agreement are met.

The Greg Miller Project, LLC
(A Development Stage Company)

Notes to Financial Statements
See Independent Accountant's Review Report

Note 3.   Lease Commitment

The Company has entered into a lease for the location of the proposed theater. The lease provides for an initial five-year term, which commences October 15, 2018, with an option to renew for an additional five years. The lease calls for no base rent for the first two years and then escalating base rent amounts in years three through five, plus amounts due for property taxes, property insurance and common area maintenance fees.

A schedule of future minimum payments, including base rent and anticipated additional amounts due for the initial term are as follows:

Years ending June 30:		
2019	$	19,000
2020		25,000
2021		34,000
2022		64,000
2023		82,000
Thereafter		21,000
	$	245,000